Filed by M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Wilmington Trust Corporation
(Commission File No. 1-14659)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

  Transcript of Joint Webcast of Wilmington Trust Corporation and M&T Bank Corporation on Monday, November 1, 2010.

            This filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act giving the M&T's and Wilmington Trusts’s expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may”, or by variations of such words or by similar expressions.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time.  Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

            In addition to factors previously disclosed in M&T’s and Wilmington Trust’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Wilmington Trust stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the M&T and Wilmington Trust businesses or fully realizing cost savings and other benefits; business disruption following the merger;  changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of M&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act.

            In connection with the proposed merger, M&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Wilmington Trust and a Prospectus of M&T, as well as other relevant documents concerning the proposed transaction.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

            Investors will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about M&T and Wilmington Trust at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, at http://www.mtb.com under the tab “About Us” and then under the heading “Investor Relations” and then under “SEC Filings.”  Copies of the Proxy Statement/Prospectus and the SEC filings that will be incorporated by reference in the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, One M&T Plaza, Buffalo, New York 14203, (716) 842-5138.

            M&T and Wilmington Trust and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Wilmington Trust in connection with the proposed merger.  Information about the directors and executive officers of M&T is set forth in the proxy statement for M&T’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 5, 2010.  Information about the directors and executive officers of Wilmington Trust is set forth in the proxy statement for Wilmington Trusts 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on February 22, 2010.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  You may obtain free copies of this document as described in the preceding paragraph.

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TRANSCRIPT

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Participants

Ellen Roberts - Vice President of Investor Relations - Wilmington Trust Corp

Don Foley - Chairman and CEO - Wilmington Trust Corp

Bob Wilmers - Chairman and CEO - M&T Bank

Rene Jones - CFO - M&T Bank

Dave Gibson - CFO - Wilmington Trust

Don MacLeod - Director of Investor Relations - M&T Bank

            Analysts

Steven Alexopoulos - JP Morgan

Joe Fenech - Sandler O’Neill

Matthew Clark - KBW

Matt O’Connor - Deutsche Bank

Bob Ramsey - FBR Capital Markets.

Patrick O’Brien - Brown Advisory

Ken Zerbe - Morgan Stanley

Sachin Shah - Capstone Global Markets

John Pancari - Evercore Partners

Blaine Marder - Loeb Capital Management

Peter MacArthur - WDEL

Collyn Gilbert - Stifel Nicolaus

Andrea Jao - Cowen and Company

Mike Mayo - CLSA

            Presentation

Moderator

Greetings, and welcome to the Third Quarter 2010 Wilmington Trust Corp Conference Call.  At this time, all participants are in a listen-only mode.  A question and answer session will follow the formal presentation.  (Operator’s instructions) As a reminder, this conference is being recorded.  It is now my pleasure to introduce your host, Ellen Roberts, Vice President of Investor Relations for Wilmington Trust.  Thank you, you may begin.

Ellen Roberts - Vice President of Investor Relations - Wilmington Trust Corp

Thanks, Diego.  Good morning, everybody.  Welcome, and thank you for participating.  We have two items to discuss this morning.  First, is Wilmington Trust’s third quarter earnings and the second is the definitive merger agreement between Wilmington Trust and M&T Bank.

Our agenda this morning features remarks from Don Foley, Chairman and Chief Executive Officer, Bob Wilmers, M&T’s Chairman and Chief Executive Officer, and Rene Jones, M&T’s Chief Financial Officer.  Also with us this morning are Wilmington Trust’s Chief Financial Officer, Dave Gibson and M&T’s Director of Investor Relations, Don MacLeod.

We’ll begin this morning with remarks from Mr. Foley.  At the conclusion of his remarks, Mr. Foley will introduce Mr. Wilmers, who will be followed by Mr. Jones.  At the conclusion of their remarks, everyone will be available for questions.  I want to remind you that slides and other supporting materials are available on Wilmington Trust’s and M&T’s Web sites, that would be wilmingtontrust.com and mtb.com.  I want to remind you that the call is being recorded.  The replay details are in our earnings news release and on both Web sites as well.

I want to remind you that news reporters may be on this call and that all participates are permitted to ask questions.  And now, I have to give you just the forward-looking disclaimer, which as you might imagine is a little bit longer than what we usually go through.

So, I want to let you know that our comments today may contain forward-looking statements that reflect our current expectations about our performance.  Our ability to achieve the results reflected in these statements could be affected adversely by changes in national or regional economic conditions, market interest rates, fluctuations in equity or fixed income markets, higher than expected credit losses, changes in the market value of securities in our investment portfolio, and other factors described in the disclosure documents we file publicly from time-to-time.

Our comments contain forward-looking statements relating to the proposed merger of Wilmington Trust Corporation and M&T Bank Corporation, including the expected date of closing and potential benefits of the merger.  The actual results of the merger could vary materially as a result of a number of factors, including the possibility that competing offers will be made and the possibility that various closing conditions for the transaction may not be satisfied or waved.

In conjunction with the proposed merger, M&T will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4 that will include a Wilmington Trust Proxy Statement that also constitutes a Prospectus of M&T.  Wilmington Trust will mail the Proxy Statement/Prospectus to its stockholders.  Investors and security holders are urged to read the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC as well as any amendments or supplements to those documents because they will contain important information.

You may obtain a free copy of the Proxy Statement/Prospectus when it’s available and other documents related to this transaction filed with the SEC by Wilmington Trust and M&T at the SEC’s Web site at www.sec.gov.

The Proxy Statement, when it’s available, and the other documents also may be obtained free of charge on Wilmington Trust’s Web site at wilmingtontrust.com under the tab Investor Relations and then under the heading, SEC Filings or at M&T’s Web site at mtb.com under the tab About Us and then under the heading, Investor Relations and then under the heading, SEC Filings.  And now, I will turn it over to Mr. Foley.

Don Foley - Chairman and CEO - Wilmington Trust Corp

Good morning, everyone and thank you for joining us today.  I realize that our news this morning, both in terms of our third quarter earnings and the definitive agreement with M&T, is not what you were expecting.

This is a difficult moment in our company’s history.  From a purely personal perspective, the challenges facing us during my first few months on the job here have often been far more difficult than I ever imagined they would be, especially difficult and painful is the decision we’re announcing today.  I certainly recognize that this action touched many, many lives.  All I can say is that we’ve worked hard to evaluate all the facts and the circumstances and meet our obligations to our shareholders as well as our clients, colleagues and communities.

I know there hasn’t been much time to digest all the details of this transaction, so Bob, Rene, Dave and I will do our best to walk you through it.  Before I get to that, however, I want to speak to our third quarter performance and provide some context for what led up to today’s events.

Our loss for the third quarter was $370 million, that’s $4.06 per share.  This loss was primarily the result of two factors: First, we continued to see credit deterioration in our loan portfolio, reflecting the extent of our exposure to real estate, construction lending and its concentration in Delaware.  Addition credit quality problems emerged during the quarter and the provision for loan losses rose to $282 million, which was a 37% increase from the second quarter.

This brought us to a pretax loss of $265 million for the quarter, making the third quarter our sixth consecutive quarter of losses.  This trend of losses triggered the need for us to establish evaluation allowance of $189 million against our deferred tax asset and that caused us to record a tax expense of $101 million for the quarter, which was the second factor in our third quarter loss.

These two factors and the loan loss provision and the income tax expense far exceeded our expectations.  In addition, they completely obscured the positive aspects that occurred in the third quarter.  In particular, our Corporate Client Services and Wealth Advisory Services businesses continued to show positive momentum.  In addition, core deposits remained stable and the liquidity strengthened at the bank.

Our capital ratios remained above the minimums required to be considered well capitalized, but we have little assurance that our capital position will not erode further.  Regulatory capital ratios all declined in the neighborhood of 300 basis points or more from the second quarter.  The tangible common equity ratio fell from 7.25% to 3.51% and the tier one common ratio fell from 9.05% to 5.65%.  These declines reflected the magnitude of our losses and the lack of additions to capital from retained earnings.

In addition, we downstreamed $200 million of capital from the corporation to Wilmington Trust Company and our tangible book value declined to $3.84 at the end of the quarter.  That gives you a summary of our third quarter results.  Credit quality clearly remains the big story, so let me say a few more things on that subject.

The negative effects of the retracted recessionary environment in Delaware and how these pressures are challenging the financial health of many of our borrowers simply cannot be overstated.  In the third quarter, evidence mounted that things were getting worse for some of our borrowers, and even some of our strongest clients began to feel the pressure.  The financial conditions of more of our borrowers weakened, their cash flows tightened, and appraisals continued to show significant declines in collateral valuations.  These issues manifested themselves in our credit metrics to a significantly greater degree than in the second quarter.

Geographically, the highest concentration of problem loans remained in Southern Delaware, but there was also an increase in the percentage of problem loans in Northern Delaware.  Most of our credit problems continued to be in the commercial real estate/construction portfolio, but we started to see problems spread to the commercial, financial and agricultural portfolio in the third quarter.  There is much more detail on credit quality in our press release.

We’ve been working diligently over the past year to de-risk the portfolio.  By the end of the third quarter, we had evaluated more than 92% of our commercial real estate, construction and mortgage loans and the trend line is not encouraging.  It appears to us that there is no significant economic or real estate recovery on the horizon.  This gives us little assurance that our loan portfolio will strengthen significantly in the near-term and that our capital position will not erode further.

These risks increase the possibility of downgrades by the credit rating agencies and adverse regulatory actions, either or both of which could compromise the value of our franchise, particularly in our two fee-based businesses, which continue to perform well.  They are established leaders in their markets and they have solid growth prospects.  For all of these reasons, our board and management carefully study Wilmington Trust’s strategic options and we reviewed a wide range of alternatives.  Ultimately, the board determined that the best option for our shareholders as well as our clients, employees and Wilmington Trust was a merger with M&T.

M&T is one of the strongest banks in the country and they have a history of superior earnings and credit performance across economic cycles.  In M&T, we’ve found a strong and stable partner for Wilmington Trust.  Our respective operations and geographic footprints are highly complementary and both have cultures that are committed to serving the communities in which we live and work.  I believe our two companies are an excellent strategic fit.  I look forward to working with the people in Wilmington Trust and M&T to leverage the combined advantages of both companies on behalf of shareholders, customers, and staff.

With that, I would like to turn things over to M&T’s Chairman and CEO, Bob Wilmers.  Bob?

Bob Wilmers - Chairman and CEO - M&T Bank

Thank you, Don.  Now, we’d like to discuss why we believe the merger that we announced this morning makes sense to us.  We believe the strategic fit between the two firms is unusually compelling.  Both firms operate customer-focused community banking models with a focus on relationships rather than transactions.  Both firms maintain large market share in the geographies in which they operate, offering the advantage of scale or what we call density.

Wilmington Trust is the largest deposit market share in its home state of Delaware and a leading position in middle market lending.  M&T Bank is the leading bank in Maryland with a very high deposit market share and a leading position in middle market and small business lending.  But, what makes this merger special, almost unique, are the complementary strengths that each partner brings to the table.

Wilmington Trust brings a comprehensive and well regarded suit of trust, investment, and corporate client services that are order of magnitude beyond what is offered by most communities or even super regional banks, including M&T.  These product offerings are national and in some cases, global in scope.  We will retain the Wilmington Trust name for these businesses and will look to their current senior management for continued leadership in delivering these capabilities across the M&T customer base.  That’s what M&T brings to this partnership.

As I noted earlier, M&T is, perhaps more than anything else, a bank that is successful in its focus on serving middle market and business banking customers across our footprint.  We engage a research survey middle market companies in the cities and markets where we operate, and in all our communities more companies identified M&T as their lead or most important bank than any of our competitors.  This includes Buffalo, Rochester, Syracuse, Binghamton, Harrisburg, Baltimore, and the state of Maryland over all.  This shows the strength and breadth of our relationships within our communities, plus we believe the confidence our customers have in M&T.

The critical factor in this merger will be leveraging those most important or lead bank relationships by introducing middle market owner operators across our footprint to the high quality wealth management product set that Wilmington Trust offers.

Based on this morning’s financial results, which Don Foley just spoke to, what Wilmington Trust also needs in the current environment is a strong and stable partner.  This is the other element that M&T brings into the partnership.  M&T’s disciplined approach to capital allocation, credit and risk management combined with our focus on returns to our shareholders has resulted in what has arguably been the best performance by a large bank through the financial crisis.  M&T’s already strong earnings momentum and tangible capital generation will be enhanced by its combination with Wilmington Trust.

In the end, Wilmington Trust’s shareholders will receive M&T’s stock when the merger is consummated.  We believe there’s no better bank stock to own.  In the slide deck we’ll go through shortly, you’ll see M&T’s superior long-term earnings and dividend growth, trends and our best in class returns to the shareholders over the past decade.

Finally, we believe that the two banks share a common set of values.  These include respect for our experienced and long-tenured employees and our common commitment to being the best corporate citizen in the markets where we operate.  Over the past 23 years, we’ve completed more than 20 mergers and acquisitions.  Over that time, we’ve become convinced that a combination with a partner who shares a common philosophy towards employees, customers, and communities offers the best chance for that combination to create value for our shareholders.

We believe we’ve found such a partner, again, in Wilmington Trust.  As a further acknowledgement of this partnership, I’ve asked Don Foley to join M&T’s Bank Corporation’s board of directors and he has accepted.  Now, I’ll ask Rene Jones to review the terms of today’s transaction.

Rene Jones - CFO - M&T Bank

Thanks, Bob and for those of you following along on the Web site or who have printed out copies of our Investor Relations deck, I’ll begin my comments around slide five.

M&T’s merger with Wilmington Trust has been structured as an all stock transaction.  Wilmington Trust shareholders will receive .05137 shares of M&T common stock for each share of Wilmington Trust stock.  Based on M&T’s closing price last Friday, this values Wilmington Trust as $3.84 per share, equal to the September 30th book value, tangible book value.

The exchange ratio is fixed so that Wilmington Trust shareholders will share in the economics of M&T stock from day one.  The aggregate value of the transaction is $351 million.  In addition, we are assuming Wilmington Trust’s $330 million of TARP preferred stock.

Our internal rate of return on the transaction you can see is 20%, and we anticipate that the merger will be accretive to our earnings per share by 2012.  On a GAAP basis, we expect that accretion to be in the high single digit range for what we call our net operating earnings, which excludes the amortization of intangibles and any merger related expenses.  We’d expect accretion in 2012 to be in the low double digit range.

Included in these projections is an estimate of our cost to retire TARP preferred stock in the future.  Also, these projections include our assumptions of a percent savings equal to 15% of Wilmington Trust’s non-interest operating expense to be achieved by combining the two organizations and to be fully phased in by the end of 2012.  I’ll discuss this more in a few moments, but we had an opportunity to complete a fairly comprehensive due diligence review, including their loan and securities portfolios.

Following that due diligence, we estimated a fair value mark for Wilmington Trust’s loan portfolio of one billion dollars or about 13% of loans.  I’ll have more details on this in a few moments as well.

Our estimate of merger-related expenses, which includes systems integration costs as well as a lease and contract buyouts, amounts to $159 million pretax.  As Bob noted, Wilmington Trust has tremendous brand equity in its wealth management and corporate client service segments and will continue to operate those businesses as Wilmington Trust.  The regional banking business for the combined firm will operate as M&T Bank.

Turning to slide six, the transaction is subject to approval by the shareholders of Wilmington Trust and will require the customary approvals from the regulators.  We expect to close by midyear 2011.  The terms of the transaction include a $30 million break-up fee under a specified set of conditions and as Bob noted, Don Foley has agreed to join the M&T board of directors.

Slide eight discussed our due diligence review from the Wilmington Trust loan portfolio.  As you know, they had been engaged in a portfolio review which included a third party to make their recommendations regarding risk ratings and loss content.  Subsequently, in early October, a 40-person team of M&T credit lines and workout personnel examined the loan documentation for some 450 borrowers with outstandings amounting to some $3 billion or about 50% of the overall commercial portfolio.

The review included all borrowers with outstandings greater than $10 million, all non-accrual loans greater than $2.5 million, all criticized loans greater than $5 million in outstandings, plus a sample of past criticized loans below those thresholds were selected to ensure that a representative sample was taken within each asset category.  By category, we examined 43% of the C&I portfolio, 45% of the commercial mortgage portfolio, and 64% of the commercial construction portfolio.

At the same time, our consumer lending team examined consumer and residential mortgage portfolios, assessing documentation standards, underwriting quality and compliance with the regulatory requirements.  Following this analysis, M&T developed its own estimate of lifetime credit losses in Wilmington Trust’s loan portfolio.

Our estimates for the remaining future credit losses in the Wilmington Trust loan portfolio is shown on slide nine.  Our estimate aggregates just over one billion dollars or 13% of Wilmington Trust’s loan portfolio.  After deducting the current Wilmington Trust loan loss allowance, M&T’s credit mark comes to just over $500 million.

As part of our analysis, we thought it would be useful to look at the losses already taken on the portfolio by Wilmington Trust looking back to the beginning of 2008.  On that basis, our estimate through the cycle losses comes to just under $1.5 billion or 17% of the loans.  Much of our mark is attributed to the construction and development portfolio.

As some of you know, we’ve had a few issues of our own on the eastern shore of Delaware and Maryland and this helped inform our analysis.  While much of this is behind us, for comparison purposes, our esti mates through the cycle losses in M&T’s Mid-Atlantic residential construction and development portfolio approximates 35.9%, slightly lower than the 40% shown here for Wilmington Trust.

Turning to slide ten, following the consummation of the merger and the de-risking of Wilmington Trust’s balance sheet required by the accounting rules, we expect M&T’s capital metrics to be comparable to or slightly better than those at the end of the recent quarter where our tangible common equity ratio was 5.96%.  We have estimated that this ratio will fall between that 5.96% to 6.4% by the time we consummate the transaction in mid-year 2011.

Similar to our recent Provident transaction, the de-risking of Wilmington Trust’s balance sheet implies a minimal level of net charge-offs for the next several years; the outcome being that Wilmington Trust’s income stream will accelerate M&T’s tangible capital generation rate beyond our current level.

As noted, our financial analysis includes an estimate of the costs required to retire our TARP preferred stock at some point in the near future, and we have assumed no change to the M&T common stock dividend, which is current paid at an annual rate of $2.80 per share.

These next several slides relate to Bob’s comments about M&T’s long-term performance and our performance through the financial crisis.  They’ll be very familiar to those of you who already know our story.  For those Wilmington Trust shareholders who are less familiar with M&T, we thought some information about our financial performance might be helpful.

Slide 11 illustrates our best in class performance credit-wise versus our peer group of 15 of the largest regional and super regional banks.  The figures here reflect June year-to-date performance as these are calculated from the regulatory filings which have not yet been available for the third quarter.

Slide 12 represents M&T’s long-term earnings and dividend growth.  The earnings stream included here is what we call our net operating earnings, which excludes the amortization of intangibles and merger-related charges and the years where they occurred.  We were certainly impacted by the financial crisis, but have remained solidly profitable throughout the financial crisis and in fact, last quarter was our 137th consecutive quarter without a loss.  In addition, M&T has maintained its dividend through the financial crisis, one of only two commercial banks in the S&P to do so.

Slide 13 presents a tangible capital generation through the operating earnings over the past 27 years.  The key component of M&T”s philosophy has been to return capital to the shareholders when it can’t be deployed efficiently.  Sixty-seven percent of the capital we’ve generated over the past 27 years has been returned to the shareholders through dividends or through share repurchases.

Slide 14 presents ten years of annual total return to shareholders from the top 50 banks by market cap as of January 1, 2000.  Interestingly, M&T’s relative returns are the highest versus the peer group in what were arguably the two worst years economy-wise - 2000 and 2009.  For other years, including during the bubble, we were solidly in the middle, but looking at the column all the way to the right, M&T’s total return over the last decade was the highest and we were the only bank to more than double their shareholder investment over that ten-year time frame.

With slide 16, we get into the heart of rationale for this merger.  As Bob noted, M&T and Wilmington Trust have very different but complementary business models.  The combined company will seek to leverage Wilmington Trust’s position as a premiere provider of wealth management and corporate client services.  As indicated, the company will retain the highly regarded Wilmington Trust name and leadership for trust investment and corporate service business.

We believe that the wealth advisory services that Wilmington Trust offers is a natural fit with M&T’s deep relationships with middle market owner operators across our footprint.  Customers of the corporate client service business should value the fact that M&T, like Wilmington Trust, is not part of a global investment bank and will continue in a unique position as the leading independent conflict service provider.  From the M&T perspective, we expect that the combined company will leverage M&T’s position as the premiere super community bank in Up State New York, Central Pennsylvania and the Mid-Atlantic.  We’ll look to leverage our strengths in mass market investment products and commercial insurance lines through Wilmington Trust’s branch network.

Turning to slide 17, also from M&T’s perspective, one appealing aspect of this merger is the fact that we’ll garner scale and relevance in the trust and investment arena.  Consummation of the merger will more than double M&T’s revenues as a percentage of total fee revenues from 15% to 34%.

At the same time, some of the fee categories that are more volatile or which are facing headwinds from regulatory reform will now be a smaller piece of the combined pie.  For example, mortgage banking as a percentage of fee revenues declines from 17% to 13% and deposit service charges decline from 42% of fee revenues to 33%.  Overall, fee revenue as a percentage of total revenues increases from 34% to 39%, putting us right at the median among our large regional bank peers.

From the retail banking perspective, Wilmington Trust complements M&T’s already large Mid-Atlantic presence, and you’ll see this on slide 18.  As many of you know who follow us, part of the business philosophy is to make ourselves relevant in the markets where we choose to operate by seeking and retaining large market share density.  The combination with Wilmington Trust brings us leading deposit share in a market contiguous to our existing markets.

In summary, as Bob noted, this transaction brings together two complementary financial institutions with similar community focused business models and cultures.  For the combined organization, the increased proportion of fee income will diversify our revenue stream while offering a transformational opportunity to grow the trust investment and corporate client service businesses.

We have further enhanced our scale in the Mid-Atlantic region.  We completed a comprehensive due diligence of Wilmington Trust’s balance sheet.  Following the required purchasing account marks, the earning streams coming from this de-risked balance sheet should enhance M&T’s rate of capital generation and finally, attractive economics arising from the transaction through high single digit GAAP earnings accretion and low double digit accretion on a non-operating basis by 2012 should benefit the shareholders and offer upside potential for Wilmington Trust shareholders through the ownership of M&T stock.

I don’t intend to cover the remainder of the slide deck, but for those of you who aren’t familiar with one or the other of our two firms, these pages offer more information about both the M&T story, our commitment to our communities, our tenured employees, and our superior returns that we’ve generated over the past 27 or so years and about Wilmington Trust and their commitment to their customers, communities and employees and their story history.

We’ll now turn the call over to the operator to open it up and provide instructions for questions.

Moderator

Thank you, sir.  (Operator’s instructions) Our first question comes from Steven Alexopoulos with JP Morgan.  Please state your question.

Q:  Hello, good morning, everyone.

Rene Jones - CFO - M&T Bank

Hello, Steve.

Q:  Rene, maybe I’ll start.  Looking at your 2012 earnings accretion, is that over current Street estimates or is that over your estimate?  What do you assume the capital is needed to exit TARP based on this footnote here?

Rene Jones - CFO - M&T Bank

Yes, you know us well and so we tend to focus internally.  So, we don’t really focus on Street estimates and focus on making a forward earnings projection.  So, they’re based on our internal expectations and you know over periods of times, rather than focus on any quarter, we talk about the fact that our business has never been impaired throughout the cycle and that as we kind of look back, we feel pretty confident that over time we can get back to a good normalized rate of earnings.  So, our estimates are over those.

With respect to the TARP, essentially what we’ve done there is if you understand how we run our models, we assume that we recapitalize the company and include all the equity that’s necessary to sort of recapitalize, in this case, Wilmington Trust without using any of M&T’s equity.  At the end of the day when we look at those ratios, we don’t necessarily think that we need to do anything in terms of a public capital rate, but by keeping that embedded in the analysis, what you end up getting is basically some excess costs that we believe is necessary to think about as we begin to think about paying back the TARP over time.

We’ve not yet approached the regulators, so it’s very hard to answer your question, but we just think that now, given that we’ve got a larger amount of the TARP and also given that as we get our way towards the second quarter of 2011 we’ll begin to get more clarity from the Federal Reserve on the exact rules around capital and that it’s probably a good time to begin think about setting out a plan to move forward there.

Q:  Maybe could I ask Don Foley a question?  Could you give us a sense as to how many parties you explored a potential sale to?  I’m just curious if this was exclusive to M&T, or was this an auction to the highest bidder.

Don Foley - Chairman and CEO - Wilmington Trust Corp

As I indicated in my own presentation, there were numerous people that we had played over our alternatives with them and that’s probably as far as I can go at this time.

Q:  Okay, maybe just a follow-up then.  Looking at where your stock is trading relative to M&T’s offer price, it seems the market thinks there might be some odds of another bidder coming in.  Rene, I know it’s a hard question, but is there any way you could address the sense of how much flexibility you might have if any to raise your bid here and still meet your financial hurdles, or is this a case like Trustmark where this is your final bid based on your accretion hurdles?

Rene Jones - CFO - M&T Bank

First, you’re really good at asking hard questions; I’ll give you that.  No, I think we’ve got a firm, committed deal.  Both parties are headed down this road and from my perspective, that’s the way it should work out.

Q:  Okay, fair enough.  Thanks.

Moderator

Our next question comes from Joe Fenech with Sandler O’Neill.  Please state your question.

Q:  Good morning.  Steve asked my question on capital, but just a couple others here if I could.  Rene, on the DTA, can you just refresh my memory on how the accounting works for that?  Wilmington established the valuation allowance we saw in the earnings release this morning.  How does the acquisition or does the acquisition impact your ability to utilize the DTA now going forward?

Rene Jones - CFO - M&T Bank

I mean the short answer is that when we look at our analysis, we cannot use all of the deferred tax asset, but we can use a fair portion of it when it comes to our tangible common equity.  Then, we’ve assumed, although we haven’t done all of the work there, that we would use none of it for our regulatory ratios and of course, over time you would get that because the regulatory rules require you to look only one year forward and we have a fair amount of DTA ourselves.  So, that’s what we assume.

Q:  Okay, and then for Don, Don, the company had credit issues, but the decline in TC, book value, etc. and the magnitude of the increase of non-performers still was pretty surprising.  Can you talk at all about whether or not a specific event drove this quarter’s results?  Is there a regulatory exam?  If not, what changed so dramatically in the last 90 days?

Don Foley - Chairman and CEO - Wilmington Trust Corp

What we saw was that an acceleration in the deterioration of the credit quality of many of our customers over this quarter, received a lot in terms of the appraisal information that we gathered, all indicating that both the magnitude and the velocity of this credit deterioration was very significant.

Q:  When was your last exam?

Don Foley - Chairman and CEO - Wilmington Trust Corp

Our soundness exam started some time at the end of June/beginning of July and we’re still going through the exit process at this point.

Q:  Okay, thank you.

Moderator

Our next question comes from Matthew Clark with KBW.  Please state your question.

Q:  Hello, good morning, guys.  Any mark on the securities portfolio here that we should know about?

Rene Jones - CFO - M&T Bank

There was nothing really unusual.  I think it’s pretty plain vanilla.  You’ve got in Wilmington’s book; I want to say 78% of the book is agency securities.  So, there’s nothing unusual there.  It’s a very small amount of pool trust preferred securities which in fact there was a lot of overlap with the ones that we’ve inherited and passed the transaction.  So, we were able to sort of sync up the mark and there really wasn’t anything material there.  Any adjustments we made, we included in our mark, but nothing material.

Q:  Okay, and then why might this be a taxable transaction and maybe … the answer.

Rene Jones - CFO - M&T Bank

I mean just from my perspective, both parties tried to think about what was best for the shareholders and came to that conclusion.  I don’t know if, Dave, you want to—

Dave Gibson - CFO - Wilmington Trust

Yes, I think it allows some of the shareholders to take a loss if they have a higher basis in stock.

Q:  Okay, thank you.

Moderator

Our next question comes from Matt O’Connor with Deutsche Bank.  Please state your question.

Q:  Hello, guys.

Rene Jones - CFO - M&T Bank

Hello, Matt.

Q:  Rene, I was wondering if you could talk a little bit about the size of the balance sheet you think the combined company will be after obviously the mark and some de-risking.  There’s always some opportunities probably on both sides to maybe shrink some worst productive assets.

Rene Jones - CFO - M&T Bank

Yes, that’s a good question, Matt.  I mean I’ve thought about that and I think we’ve got in the slide deck that gives you the pro forma balance sheet and the pro forma loans, but I do think that as you look at even some of M&T’s portfolios, we probably have one billion dollars, $1.1 billion of non-performing.  You’ve got another set here that really what’s going to happen is you’re going to see that that whole set of non-earnings assets essentially will run down over time.

A lot of people keep asking about, “Well, where’s your loan growth?  What’s happening?”  Well, really what’s happening is we’ve got underlying loan growth, but it’s being offset by the run off in these portfolios.  I would expect the same here, but I think it actually helps you with your lift because you’re taking off over time non-earnings assets and putting on earnings assets.

Q:  So, initially when the deal closes, it will be somewhere in the $78 billion to $79 billion range and then less the billion dollars of marks is the way to think about it?  There’s nothing more meaningful upfront?

Rene Jones - CFO - M&T Bank

Yes, oh, in terms of deleveraging?

Q:  Yes.

Rene Jones - CFO - M&T Bank

We have to think about that, but no and I mean remember, in our last call, we talked about the fact that we needed some fixed rate assets.  So, we started retaining mortgages and we were going to retain a fair amount.  So, we have a lot of flexibility with discretionary assets, which kind of gives us some leeway in terms of capital and our capital levels.

Q:  Okay, and then a little bit related, and sorry for such a detailed question, but if you have a preliminary estimate of good will created as well as the intangible assets that would be helpful.

Rene Jones - CFO - M&T Bank

I don’t, but I’ll be in Boston on Thursday and I’ll say it then.

Q:  Okay, I’ll see you there.  Then a separate question for the Wilmington front side, I’m actually not as familiar with your company so I apologize in advance here, but on the disallowance valuation that you took to GAAP capital, I was just wondering if you could go through a little more details on that.  It seems like there’s a lot of uncertainty on kind of what drives these disallowance valuations among investors and analysts out there, so some color would be helpful.

Dave Gibson - CFO - Wilmington Trust

Well, I think there are a couple of large items in the valuation allowance.  Essentially, it’s the significant loss that we had in the third quarter increased the DTA itself by over $71 million-$72 million.  So, just the loss itself that’s now disallowed added to the number.

Our current year taxes were just a little over $65 million.  So essentially, because of the loss and the continuous over 36 months, our ability to have positive indicators of future earnings essentially are not there given the continuous credit issues that we have.  We’re essentially reversing all of that current year and in addition to that, some of our previous estimates in terms of monetization as we have gone through all the reconciliations and all the tax return work, those were off about $38 million or $39 million.

Q:  Okay, all right, thank you.

Moderator

Our next question comes from Bob Ramsey with FBR Capital Markets.  Please state your question.

Q:  Good morning, thanks for taking the question.  First question, will there be much of an impact on net interest margin from the acquisition, or do the purchasing accounting marks make it relatively neutral?

Rene Jones - CFO - M&T Bank

I wouldn’t expect a significant change in the margin.  We’re still kind of working our way through that as we get familiar with the book, but I think you’ve got it.  I mean you look at the margins a little lower today at Wilmington Trust, but when you put in place the sizable mark, I think you’ll see it move up and then it represents maybe one-seventh, or one-sixth of the book.  So, I don’t expect a big change.  I think we’ll have to talk more about that as we get to somewhere around January to lay our thinking out.

Q:  Okay, great, and then just a question for Wilmington Trust.  Were any of the loan marks, write-offs or provisioning that took place this quarter, was that affected by the decision to sell or would it have been the same if M&T was not involved today?

Dave Gibson - CFO - Wilmington Trust

I think they would have been very consistent with our process and we didn’t adjust any marks because of the transaction.

Q:  Okay, and then I guess last question, I guess, back to Rene; is there any sort of provision for an adjustment or any protection in the event that there is greater deterioration of the Wilmington Trust portfolio from now until the time of close?

Rene Jones - CFO - M&T Bank

No.  We wanted to have a very clean transaction.  So, I mean I think the most important part, Bob, about the work we did is that we had 11 days to do it and you think about what we end up doing is essentially our credit team—so you think about those samples.  So, think about 64% of the construction loans.  We do that sample so that we can then take it back and map that to our grading system and then we have run the whole book through our process to come up with what the charge-offs and loss projections would be under M&T.

So, we’ve done a fairly extensive review and we felt very comfortable with the work that we did.

Q:  Great, thank you.

Moderator

Our next question comes from Patrick O’Brien with Brown Advisory.  Please state your question.

Q:  Rene, congratulations.

Rene Jones - CFO - M&T Bank

Thank you.

Q:  Question: The 20% return on investment, do I just take the purchase price, $351 million and add $330 million of TARP and multiply the two by 20%?

Rene Jones - CFO - M&T Bank

That seems awfully simplistic for the amount time that we spend on our internal finance.  I mean I guess the way I think about the internal rate of return is you kind of maybe look at the modest expenses that we’ve got in there and you look at the earnings power of the two wealth management institutions, which are generating a fair amount of capital that does not need to be retained for your regulatory ratios, and we just run a cash flow model.  It’s pretty straightforward.  So, your upfront things would be the purchase price and your cost of the TARP would be in there over time.  It’s pretty standard.

Q:  Okay.  Another question, with the loans, the construction loans, the deterioration is no big surprise, but C&I or CF&A, I guess as you guys put it, what’s going on there?  This is awfully late in the cycle to suddenly discover problems in that portfolio.

Rene Jones - CFO - M&T Bank

Well, I think some of the problems are in companies that have some touch to the construction business.  I think there are companies that have to date been able to withstand and manage through the crisis and had enough cash flow to weather the storm, and I think the duration of that has begun to hurt more and more companies.

Some of our related companies to the construction side, so if they have an operating company that would have been in a CF&A.  If the had a holding company—we had companies that are in different kinds of heavy construction.  The largest mover actually not related to construction was about $26 million related to the poultry business, which sounds unusual, but it’s a very regional company that we’ve done business with for years, that’s suffering from commodity prices.  So, we’ve taken that as a non-performing.

Q:  Okay.  I hope that’s not Frank Perdue.

Rene Jones - CFO - M&T Bank

(Hard to hear speaker)

Q:  Thanks, guys.

Moderator

Our next question comes from Ken Zerbe with Morgan Stanley.  Please state your question.

Q:  Okay, thanks.  The 50% expense savings that you guys expect, just to be clear, the base, does that include the REO costs, or is that just the core operating expenses?

Rene Jones - CFO - M&T Bank

No, I mean I think the number is somewhere around $80 million.  We just took the non-interest expense.  There’s no adjustments to it.  So, it’s just a percentage of the non-interest expense.

Q:  Okay.  Also, just to be clear, going back to the original DTA question, is it possible for MTB to utilize or to use its own profits to recognize or to sort of write back so to speak the DTA that Wilmington took, or does it actually have to be generated by Wilmington before you can utilize the DTA?

Rene Jones - CFO - M&T Bank

No, they combine them, but there are rules that limit the amount that you can use.  And so, there’s a rule which actually basically allows you to take a certain amount as a percentage of the purchase price and then to take it over 20 years.  So, it does matter how much you make, but there are certain limitations.  So, you can’t necessarily use it all of it.  You use most of it, but you have to use it over time.

Q:  Got you.  Okay, all right, thank you.

Moderator

Our next question comes from Sachin Shah with Capstone Global Markets.  Please state your question.

Q:  Hello, good morning.  Thanks for taking my question.  Just a couple of questions on the approvals; what approvals are needed to complete the transaction, which state approvals are needed?

Dave Gibson - CFO - Wilmington Trust

This is Dave Gibson.  I think the normal approvals would be obviously our shareholders would have to approve the transaction and we would need regulatory approval in a normal course.

Rene Jones - CFO - M&T Bank

M&T’s … regulated by the New York State Banking Department and the Federal Reserve.

Q:  Okay, so you don’t need Delaware or Maryland or any specific states?

Dave Gibson - CFO - Wilmington Trust

We have a state charter bank in Delaware and we would need the state bank commissioner and the banking officer approve it as well.

Q:  Okay.  We’ve speculated just maybe a couple of weeks back that there were some conversations with Canadian banks interested in Wilmington.  Can you just maybe elaborate on those discussions?  You mentioned earlier there were some new risk alternatives.  Were they alternatives to the transaction that was agreed to today?

Dave Gibson - CFO - Wilmington Trust

I’m sorry; we can’t comment on that.

Q:  Okay, thank you very much.

Moderator

Our next question comes from John Pancari with Evercore Partners.  Please state your question.

Q:  Good morning.

Rene Jones - CFO - M&T Bank

Hello, John.

Q:  Rene, those percentages on slide eight of the percentage of the loan category reviews, are they based on the number of loans, on the number of credits or the credit balances?

Rene Jones - CFO - M&T Bank

Balances, prorated balances, yes.

Q:  Okay, good and then the 8% mark on slide nine on the commercial and commercial real estate, can you talk a little bit about how you came to that number and your confidence in that number, and just some of the details that you looked at?

Rene Jones - CFO - M&T Bank

Yes, sure.  I mean so again, I kind of talked about where we started and then what we ended up doing is we sort of review the files from that percentages that you see on the previous slide.  Essentially what we do is we map the grade.  So, the first thing that we do is we take all of the loans that are substandard or FAS 114 loans that are impaired and we review the files to see how we feel about the marks that have been taken already on the FAS 114 and get comfortable with those.  And then, what we do is we use our sample to map over and on the pools of loans that are not already FAS 114, we kind of come up with an estimate.

So, to give you some sense, if you look at the C&I book at M&T, over time, the average loss that we experience when we have a default is about 28%.  So, for this portfolio, it came to about 35%.  And so, we get a very good sense of, based on mix, industry and the review of the files, that the loss given default is probably a little slightly higher.

And then, when you flip over to the real estate side, the first thing you notice is that about 52% of the real estate here is owner occupied.  In the real estate space, you’re always focused on maturity risk and when you kind of look at the layout of where the loans sort of map, you actually see that the maturity risk is a little bit further out.  So, for example, on the owner occupied, more than 50% of the portfolio comes up for maturity or refinance in 2014 and beyond.  On the investor real estate side, about one-third is coming up in ’11 and ’12.  So, we’ll look and take that into consideration as we kind of map through the process.

So, I think overall we felt very comfortable with it, pretty detailed process.

Q:  Okay, all right and then on that same line, you’ve got to assume that the third party that was tasked to look at this previously had also taken in account some of those factors.  So, can you talk about how your mark that you took on this portfolio compares in magnitude to what was recommended by the third party?

Rene Jones - CFO - M&T Bank

How do I say this?  We started there as a base and then we modified where we saw, depending on the credit, the particular credit.  I guess sort of the more important point is that when you’re coming in from the outside and you don’t necessarily have all the knowledge that in this case that Wilmington Trust would have, we tend to actually lump credits together so that they’re associated credits.  With something that’s non-performing, our analysis would have lumped them in and we’ve been relatively conservative on that.  So, to really compare I think is kind of difficult.

Q:  Okay, thanks for taking my question.

Moderator

Our next question comes from Blaine Marder with Loeb Capital Management.  Please state your question.

Q:  Hello, guys.  Just to reiterate, you said you were comfortable in your due diligence and therefore there was no other sort of delinquency tests or walk-aways in the merger agreement.  I just wanted to clarify that.

Rene Jones - CFO - M&T Bank

Yes, that’s true.

Q:  Okay, terrific.  Thanks so much.

Moderator

Our next question comes from Peter MacArthur with WDEL.  Please state your question.

Q:  I was looking to find out if you could lend any insight into the future of the Wilmington Trust name and the Wilmington Trust workforce under this deal.

Rene Jones - CFO - M&T Bank

Can you say that again, just the first part of it?

Q:  Yes, I was just looking to see if you could lend insight into the future of both the Wilmington Trust name and the Wilmington trust workforce here in Delaware.

Rene Jones - CFO - M&T Bank

Yes, I’d start off by saying a couple of things.  I mean first of all, we were very impressed and we’ve long been impressed with the Wilmington Trust brand and name and reputation.  When we got here and met them, this was one of the first things we thought, that the professionals in the wealth and trust and advi sory businesses were first rate.  And it’s why we sort of concluded the two things, that it would be a great partnership if they could help us sort of upgrade and improve and accelerate the progress we’ve been making in our trust and investment portfolio.

The other thing is that what’s unique about the transaction is that there’s no overlap in the branch network.  So, it really minimizes the amount of overlap and the job situation.  So, if you were to look at our cost saves in this transaction, they probably would be the lowest of what we’ve seen in any of the transactions that we’ve done.

Bob Wilmers - Chairman and CEO - M&T Bank

We’ve also been very impressed with the people that run the wealth management operation.

Q:  Okay, thank you.

Moderator

Our next question comes from Collyn Gilbert with Stifel Nicolaus.  Please state your question.

Rene Jones - CFO - M&T Bank

Hello, Collyn.

Q:  Good morning, Rene.  I’m going to start by directing my question, Don, to you if you don’t mind.  I’m less familiar with Wilmington Trust in recent years and just trying to understand sort of the dynamics of your lending business.  Obviously, I know the region is seeing pressure, but it doesn’t seem to be at the magnitude that you all are seeing within your portfolios.  I know construction obviously has been a big driver, but can you talk a little bit about kind of the underwriting process within Wilmington Trust and kind of what was missing or what went wrong?  I’m just trying to sort of ascertain the magnitude of marks and losses that we’re seeing here.

Don Foley - Chairman and CEO - Wilmington Trust Corp

The problem that we’ve been contending with for the last several quarters is the idea that we have a tremendous concentration of our loan portfolio, particularly the construction portfolio, down in Southern Delaware.  We were trying to meet the needs of building contractors who were building single family homes for those people who were thinking of retirement before they actually migrated further south.  There were certain advantages to that community to build housing in the Delaware market and they were attracted to it.

We became major lenders that particular class of investors, to that particular class of builders and unfortunately in the ’08-’09 timeframe, the Delaware market for that particular type of housing dried up completely.  What we’re seeing here is for a long time, a lot of those contractors tried to maintain their positions, they were working off of strong cash flows and so forth.  I think it’s this particular point in time since the recession seems to be dragging out as long as it is that we’re not seeing sparks that we would have expected to see by now in the commercial real estate area.  We’re seeing increased stress in the portfolios that we did not anticipate back when we were involved in that underwriting process originally.

Q:  Okay, and the geographies within the commercial real estate portfolio, is that all in market or did you go out of market?

Don Foley - Chairman and CEO - Wilmington Trust Corp

Now, it’s all in market.  As we said, I think our major problem relates to the fact that we are so highly concentrated, particularly in our portfolio down in Southern Delaware.

Q:  Okay, so commercial real estate outside of the construction.  You mean just traditional owner occupied is still highly concentrated in Southern Delaware where there stress is.

Don Foley - Chairman and CEO - Wilmington Trust Corp

That’s correct.

Q:  Okay.  Okay, that’s all I had, thanks.

Moderator

Thank you.  Our next question comes from Sachin Shah with Capstone Global Markets.  Please state your question.

Q:  I just wanted to follow-up.  I’m just kind of curious as to why the termination fee was $30 million.  It equates to approximately just under 9% or 8.35%.  How did you come up with that, and is it both sides?  Is the reverse termination fee $30 million as well?

Rene Jones - CFO - M&T Bank

I think you need to recall that in addition to the share exchange that M&T is absorbing the TARP of $330 million for Wilmington Trust.

Q:  So, in addition to the $350 million, $351 million, it’s the $330 TARP?

Rene Jones - CFO - M&T Bank

That’s correct.  So, the number is closer to about 4% as opposed to 9% you had before.

Q:  Okay, just one last question.  Any timing on the…?

Rene Jones - CFO - M&T Bank

No, we’ve not set the time line for all those things, but obviously we’re going to have to file shortly and we’ll have schedules that lay that out.

Q:  Okay, thank you very much.  Have a good day.

Moderator

Our next question comes from Andrea Jao with Cowen.  Please state your question.

Q:  Good morning, everyone.  I have a two-part question about how the merger will impact Wilmington, the legacy Wilmington client base.  The first part of my question is Wilmington’s been able to offer up some tax benefits to their clients because of Delaware regulations.  I was wondering what would happen to that.

The second part of my question is that Wilmington has a lot of capital markets, focused niche businesses in its CCS segment and that segment requires some focus because those businesses constantly evolve.  So, I was wondering what kind of commitment M&T has to corporate client services at Wilmington.  I know that you didn’t assume revenue synergies, but did you assume some attrition because of these two factors?  Thanks.

Rene Jones - CFO - M&T Bank

Sure.  Do you want to start, Don?

Don Foley - Chairman and CEO - Wilmington Trust Corp

Sure.  I think one of the primary drivers that we had was to protect the value of the franchise that we’ve built up here over the last 107 years.  Delaware is a very attractive investment market and it has driven a lot of people, particularly the high net worth individuals and certain clients looking for the Delaware advantage, to basically seek out someone who is an excellent service provider and offers enough product so that they can keep their cash in this particular market.

I believe that what we’re talking about with M&T is the idea that we can expand that.  It goes where we will have a broader distribution capability.  We will have tapped into a larger client base, but we do not expect anything with regards to diminution of these particular areas, wealth and CCS.  We believe that they’ve got a strong franchise, they’re the best in their field, and we believe that that was one of the very attractive elements that attracted M&T to Wilmington Trust.

Bob Wilmers - Chairman and CEO - M&T Bank

We’re proud to become such an integral part of the Delaware community and we hope that we merit the confidence that Wilmington Trust has put in us.  We also hope that with the talented group of people that they have in these areas that this business would be expanded.

Rene Jones - CFO - M&T Bank

Finally, this is Renee, directly to your question on the unique status of having a bank domiciled in Delaware, we understand that value.  We’re very aware of it, and it’s our intention that we wouldn’t do anything to change the legal structure that would affect the clients.  So, all of that structure should remain.  All that advantaged structure should remain in place.

Q:  Great, thank you.

Moderator

Thank you.  Your next question comes from Mike Mayo with CLSA.  Please state your question.

Q:  Good morning.  A question for M&T; can you give us some thoughts on how valued Wilmington’s $58 billion of assets under management, how you think about the value you’re getting in that part of the franchise?

Rene Jones - CFO - M&T Bank

First of all, it’s a good way to put it - $58 billion under management - but we looked at as individual businesses.  We can’t get away from our ability to look at cash flows.  I mean we map out an expectation for the earnings.  We think we’ve been relatively conservative as you know, particularly in the money management business where the rate is so low that the earnings in those businesses are very low.

I mean we do not have anywhere near the breadth that Wilmington Trust has in terms of assets and experience, but we have all of the businesses and we do have an understanding of sort of where, I would guess, they’ve been a bit challenged by the overall level of the economy and where interest rates are.

So, the first thing that we did, Mike, is we used a basic cash flow estimate based on what we thought would happen over the next five years.  At M&T, we’re not really big on putting revenue synergies in our models.  So, we believe they’re there, but we didn’t really use too many of them.

Then the next thing that we did is we just looked at comps and multiples that are available either on our own or through the help of investment bankers to get a sense of where those businesses have traded in the past.

Q:  And so, comps on sales of assets under management could be, what, 2%, 3%, 4%, 5%.  So, I guess leading to my second question, if you value the assets under management that you’re getting, I guess that could be worth a good billion dollars, if not more than that, implying that you’re getting this franchise well below kind of adjustment tangible book, which means there’s a lot worse loan quality than anybody expected.

So, what I’m leading to is back to slide nine.  I know you’ve kind of answered this question already, that the magnitude and velocity of the problems with the borrowers are picking up and also you did a lot of due diligence that gave you more conservative marks.  But, when you look at slide nine and you see another billion dollars of write-downs or another one-third write-down in construction loans, how can you have such a big write down at this stage in the cycle for a regulated bank?  Part of my question is to know about the specific transaction, but part of it is to understand if there’s other banks out there that similarly have not taken down these write-downs.

Rene Jones - CFO - M&T Bank

Mike, I mean, one, we’ve not met, but what I’ll start out by saying is it’s hard for me to answer that.  We come in and we do our work and we look at the relative size of the mark.

I think the thing that strikes me is that when we look at the construction portfolio, I think Don got this right is that I guess when we came in, our impressions would be that we would have expected to fine maybe more loans outside of the footprint and in different places as you would see has been typical of where people got into trouble.  But at the end of the day, their loan experience in that class, in those counties is not all that different from ours.  They just had a lot more of it.  I mean it’s very evident.

I mean I gave you our numbers.  We think we were 35.9 in our book.  It’s much smaller relative to our size, and we’ve got Wilmington Trust at 40.  I don’t think that’s much different and of course, we’re trying to be a bit conservative here because it’s not our book.

So, it’s hard for me to answer questions of the migration and how it’s happened.  I can just kind of tell you what came out of our 11 days of work.

Q:  Great.  Yes, we come at it from the Wilmington side.  Well, I look forward to catching up with you.

Rene Jones - CFO - M&T Bank

Sure, same.

Moderator

Thank you.  Ladies and gentlemen, there are no further questions at this time.  I will turn the conference back over to management for closing remarks.  Thank you.

Don Foley - Chairman and CEO - Wilmington Trust Corp

Thank you very much.  Well, as we’ve indicated in this call, management and the board of Wilmington Trust carefully studied our strategic options and we’ve reviewed a wide range of alternatives.

We’re impressed with M&T’s knowledge of the local market, of their underwriting capabilities and the opportunity they’re affording us to lead in the wealth and the CCS businesses.  There is either no or very limited overlap with regards to geography, product, distribution, different channels.  They’re going to use the Wilmington Trust name particularly in the wealth and the CCS businesses, and we believe there’s a good cultural fit.

The financial strength that they afford us, the risk management techniques that they’ll be bringing will only strengthen Wilmington Trust in this market that we serve.  Given where we are, we believe the best course of action for our shareholders, clients, people of Wilmington is to move along on this particular transaction with M&T.  Thank you very much.  Bob?

Bob Wilmers - Chairman and CEO - M&T Bank

We’re very excited about this transaction.  At the end of the day, Wilmington Trust is a community bank.  We’re a community bank and I think our cultures meld very well together.  We’re very excited about their talent and expertise and wealth management and their CCS operations.  It’s something that can add a lot to what we already have in the markets that we’re already in.  They’ve got a lot of very talented people.  On behalf of all my colleagues at M&T, we’re very excited about getting together.  Thank you.

Moderator

This concludes today’s teleconference.  You may disconnect your lines at this time.  Thank you, all, for your participation.